June 16, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of BLACK SPADE ACQUISITION CO, under the Exchange Act of 1934:

- Class A ordinary shares, $0.0001 par value
- Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50
- Units, each consisting of one Class A ordinary share and one-half of one warrant

Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**